Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

SALE OF AIRCRAFT

On 16 March 2018 (after trading hours), the Company entered into the Agreement with Guangzhou Tianshui to carry out the Aircraft Sale Transaction.

Since CSAHC is the controlling shareholder of the Company and Guangzhou Tianshui is an indirect wholly-owned subsidiary of CSAHC, Guangzhou Tianshui is a connected person of the Company. The Aircraft Sale Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios (other than the profits ratio) set out in the Listing Rules in respect of the Aircraft Sale Transaction is more than 0.1% but less than 5%, the Aircraft Sale Transaction is therefore subject to the reporting and announcement requirements under the Listing Rules, but is exempt from the shareholders’ approval requirements under Chapter 14A of the Listing Rules.

On 16 March 2018 (after trading hours), the Company entered into the Agreement with Guangzhou Tianshui to carry out the Aircraft Sale Transaction.

THE AIRCRAFT SALE TRANSACTION

Parties

(i)	The Company, as the seller under the Aircraft Sale Transaction. The principal business activity of the Company is that of civil aviation.

(ii)	Guangzhou Tianshui, as the purchaser under the Aircraft Sale Transaction. Guangzhou Tianshui is a wholly-owned subsidiary of CSA International, which is in turn a wholly-owned subsidiary of CSAHC, the controlling shareholder of the Company. Guangzhou Tianshui is principally engaged in the provision of financial leasing, operating leasing, purchase of finance lease assets and other related businesses.

Subject matter

14 A320 aircraft. The Aircraft are used for air transportation of passengers after introduction by the Company.

According to the valuation prepared by China United Assets Appraisal Group Co., Ltd. (中聯資產評估集團有限公司) (an independent qualified valuer in the PRC) with the cost approach, the appraisal value of the Aircraft amounted to RMB370.68 million. As at 1 March 2018, the unaudited net asset value of the Aircraft was approximately RMB379 million.

Consideration for the Aircraft Sale Transaction

The consideration for the Aircraft of RMB371 million is determined after arm’s length negotiations between the Company and Guangzhou Tianshui with reference to the actual conditions of the Aircraft and the valuation of the Aircraft, amounted to, prepared by China United Assets Appraisal Group Co., Ltd. as mentioned above.

Based on the unaudited net asset value of the Aircraft as at 1 March 2018 and the consideration for the Aircraft, the Company is expected to record a net loss of RMB8 million (unaudited) from the Aircraft Sale Transaction. Shareholders should however note that the actual gain or loss from the sale of the Aircraft to be recorded by the Group will depend on the actual audited net asset values of the Aircraft and the corresponding applicable tax treatment on the Aircraft. The Board is of the view that the Aircraft Sale Transaction will not have any adverse material financial impact on the Group. The proceeds from the Aircraft Sale Transaction will be used as the Group’s general working capital.

Payment and delivery terms for the Aircraft Sale Transaction

The consideration for the Aircraft Sale Transaction of RMB371 million, together with the relevant value added tax (at a rate of 3%), is payable by way of a one-off payment by Guangzhou Tianshui in RMB before the Delivery Date to the designated account of the Company. Delivery of the Aircraft will take place on the Delivery Date.

Conditions precedent for the Aircraft Sale Transaction

The completion of the Aircraft Sale Transaction is subject to the fulfilment of certain requirements of aircraft conditions as set out in the Agreement and the approval of the Company’s aircraft maintenance policy by the Civil Aviation Administration of China.

REASONS FOR THE AIRCRAFT SALE TRANSACTION

Since the Aircraft has been operated by the Company for around 20 years, subsequent maintenance costs would increase significantly. Through the Aircraft Sale Transaction, the fleet structure of the Company can be continuously optimized and the Company can avoid the risk associated with the sale of aircraft and the depreciation risk.

The Directors (including the independent non-executive Directors) consider that the terms of the Aircraft Sale Transaction are fair and reasonable and that the Aircraft Sale Transaction is on normal commercial terms and in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

Among the seven Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Tan Wan Geng and Mr. Zhang Zi Fang, were required to abstain from voting in respect of the resolution to approve the Aircraft Sale Transaction. All the remaining four Directors who were entitled to vote, unanimously approved the resolutions approving the Aircraft Sale Transaction.

IMPLICATION UNDER THE LISTING RULES

Since CSAHC is the controlling shareholder of the Company and Guangzhou Tianshui is an indirect wholly-owned subsidiary of CSAHC, Guangzhou Tianshui is a connected person of the Company. The Aircraft Sale Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one or more of the applicable percentage ratios (other than the profits ratio) set out in the Listing Rules in respect of the Aircraft Sale Transaction is more than 0.1% but less than 5%, the Aircraft Sale Transaction is therefore subject to the reporting and announcement requirements under the Listing Rules, but is exempt from the shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Aircraft Sale Transaction is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

The Aircraft will be leased by Guangzhou Tianshui to the Company with rental fee payable as RMB687,000 per aircraft per month for various terms ranging from 8 to 22 months, which constitute part of the Operating Lease Transactions under the 2018-2019 Finance and Lease Service Framework Agreement. The annual aggregate rental fee for 2018 and 2019 is estimated to be RMB107.895 million and RMB55.647 million, respectively.

DEFINITIONS

In this announcement, the following expressions shall have the meanings set out below unless the context requires otherwise:

“2018-2019 Finance and Lease Service Framework Agreement”	the 2018-2019 finance and lease service framework agreement entered into between the Company and CSA International on 17 October 2017, as referred to in the announcement of the Company dated 17 October 2017, which was approved by the Shareholders on 20 December 2017

“Agreement”	the aircraft sale and leaseback agreement entered into between the Company and Guangzhou Tianshui on 16 March 2018 in relation to, among other things, the Aircraft Sale Transaction

“Aircraft”	14 A320 aircraft (including the airframe and engine), the subject matter of the Aircraft Sale Transaction

“Aircraft Sale Transaction”	the transaction which the Company has agreed to sell and Guangzhou Tianshui has agreed to buy the Aircraft

“Board”	the board of Directors

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSA International”	CSA International Finance Leasing Co., Ltd.* (南航國際融資租 賃有限公司), a company incorporated in the PRC with limited liability, and is wholly owned by CSAHC through itself and Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC as at the date of this announcement

“CSAHC”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“Delivery Date”	the date when the delivery certificate for the Aircraft is signed at the time when the Company actually delivers the Aircraft to Guangzhou Tianshui

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries (as defined under the Listing Rules)

“Guangzhou Tianshui”	Guangzhou Nansha CSA Tianshui Leasing Co., Ltd.* (廣州南沙南航天水租賃有限公司), a company incorporated in the Guangzhou Nansha Free Trade Zone of the PRC and is a wholly-owned subsidiary of CSA International as at the date of this announcement

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Operating Lease Transactions”	the operating lease of the certain aircraft pursuant to the 2018-2019 Finance and Lease Service Framework Agreement, which includes the Aircraft

“PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	share of RMB1.00 each in the capital of the Company

“Shareholder(s)”	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

*	For identification purpose only

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

16 March 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.